SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 18, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
A Publicly-Held Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON AUGUST 18, 2009

PLACE, TIME AND DATE: The registered office, at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, in the City and State of São Paulo, at 10:30 a.m. on August 18, 2009.

CALL: Notice published in the Official Gazette of the State of São Paulo editions of August 01, 04 and 05, 2009 and in the newspaper Valor Econômico editions of August 03, 04 and 05, 2009.

PROCEEDINGS OF MEETING: The proceedings of the meeting were conducted by Ana Paula Rodrigues Matsuda (as proxy for the shareholder TAM – Empreendimentos e Participações S.A. and the shareholder Agropecuária da Nova Fronteira Limitada), as Chair, and Fabiana Borges Vilhena, as Secretary.

QUORUM: The Chair stated that shareholders representing 89.42% of the voting capital were present and, thus, the meeting could proceed.

ORDER OF BUSINESS: Election of new members of the Board of Directors, as substitutes for resigning Directors.

ACTION TAKEN: At the beginning of the meeting, clarification was provided that, as the Board of Directors had been elected by majority vote at the Annual Shareholders’ Meeting of April 30, 2009, replacements for the unexpired term of the resigning directors should be elected at the meeting by the same procedure. Then, given the resignation of Pedro Pullen Parente, Adalberto de Moraes Schettert and Luiz Antonio Corrêa Nunes Viana Oliveira as directors, the shareholders present entitled to vote unanimously elected the following to fill the vacancies in the Board of Directors of the Company: Messrs: MARCO ANTONIO BOLOGNA, a Brazilian citizen, separated judicially, engineer, bearer of identification card RG No. 6,391,996 SSP/SP and CPF No. 685,283,378-04, with business address at Rua Monsenhor Antonio Pepe, 94, São Paulo, SP, and ANDRÉ SANTOS ESTEVES, a Brazilian citizen, systems analyst, married under the system of total separation of property, bearer of RG No. 07,767,022-2 issued by IFP/RJ and registered with CPF/MF under No. 857,454,487-68, with business address in the City and State of São Paulo, at Rua Amauri, 255, 17th floor, CEP 01448-000, and Mrs. FLÁVIA TURCI, a Brazilian citizen, lawyer, divorced, bearer of RG No. 12,274,646 SSP-SP, CPF No. 085,948,018-66, with business address in the City and State of São Paulo, at Rua Dr. Renato Paes de Barros, 778, 1st floor, CEP 04530-001. The directors-elect will serve for a term co-terminous with that of the other members of the Board, ending on April 30, 2010, having represented that they had not committed any criminal offense that would preclude them from exercising business activities and, further, that they were qualified to serve under the law. The directors-elect will take office by signing: (i) the relevant Statement of Incumbency in the proper book; and (ii) a Consent to Appointment as Director, as required under the Level 2 Corporate Governance Good Practices Regulations of the São Paulo Stock Exchange (BOVESPA).

FINAL ACTION: These minutes were caused to be prepared in summary form, as permitted under paragraph one of section 130 of Law No. 6,404/76.

CLOSING: There being no further business to be transacted and no one wishing to speak, the proceedings were closed and these minutes were prepared, which minutes, having been read and approved, were signed by all those present. São Paulo, August 18, 2009. (sgd) Ana Paula Rodrigues Matsuda, Chair; Fabiana Borges Vilhena, Secretary; Shareholders: Ana Paula Rodrigues Matsuda, as proxy for the shareholder TAM – Empreendimentos e Participações S/A and for the shareholder Agropecuária da Nova Fronteira Limitada. True copy of original minutes recorded in the proper book.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.